PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67556

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OCP Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12156 Longwood Green Dr
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Rudman	917-656-5997	grudman@ocpcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Rudman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OCP Capital, LLC, as of 12/31, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

DOMENICA VIOLA
Notary Public, State of New York
No. 01VI6192258
Certified in Queens County
Commission Expires 08/25/20 24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


OCP
CAPITAL

Financial Statements

December 31, 2023



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of OCP Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OCP Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of OCP Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OCP Capital, LLC's management. Our responsibility is to express an opinion on OCP Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OCP Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as OCP Capital, LLC's auditor since 2021.

Maitland, Florida

April 12, 2024

OCP Capital, LLC
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	134,806
Accounts receivables		125,198
Furniture and equipment, net of accumulated depreciation		7,697
Prepaid expenses and other assets		8,719
Total assets	$	276,420
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	220,960
Total liabilities		220,960
Member's equity		55,460
Total liabilities and member's equity	$	276,420

See accompanying notes to the financial statements

Note 1. Organization

OCP Capital, LLC (the "Company") is a Delaware limited liability company based in Wellington, Florida and is a wholly owned subsidiary of Chimera Capital Partners, LLC. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States, Canada and the European Union. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Footnote 74 of Rule 15c3-3 of the Securities and Exchange Commission Release No. 34-70073 and accordingly, is exempt from the remaining provisions of that rule.

Note 2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents for the purpose of the statement of cash flows.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts impairment model for certain financial assets by requirement current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable of 125,198 as of December 31, 2023. Management concluded there is no accounts receivable allowance necessary.

Use of estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Regulatory requirements
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgement: Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based. On the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private placement fees: The Company receives success fees for raising funds for private equity concerns for which revenue is generally recognized at the point in time that the performance obligation under the arrangement is completed ("closing date of the transaction"). The Company earns placement fee revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. The revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Generally, placement fee revenues are calculated based on a percentage of the investor capital commitment or investment.

Advisory fees: The Company receives advisory fees from unregistered offerings which are recognized over time as the performance obligations under the arrangement are completed. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. There were no open contracts as at December 31, 2023.

Management and incentive fees: The Company receives management and incentive fees from customers which were previously introduced to an unregistered offering based on a percentage applied to customer assets under management which can be paid quarterly or monthly. These fees are considered variable consideration as the uncertainty is dependent on the value of the assets for which the Company is not able to assess in order to make an estimate. Revenues are recognized once it is probable that a significant reversal will not occur.

Note 2. Summary of Significant Accounting Policies (continued)

Adoption of accounting pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability on its statement of financial condition. The Company has adopted ASU 2016-02. The Company has determined that there was no impact under the new lease standards on the Company's financial statements.

Income Taxes
The Company files as a single member Limited Liability Company. Consequently, net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by this financial statement.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

Property and equipment
Acquisitions of property and equipment are recorded at cost. Improvements and replacements are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the balance sheet accounts and any gain or loss reported in the consolidated statement of operations.

Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets. The estimated life of furniture and equipment is 7 years.

Note 3. Concentrations of risk

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pockets expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

Note 4. Furniture and Equipment

Major classification of furniture, website design and equipment, as of December 31, 2023 are summarized as follows:

Equipment	31,134
Furniture	24,059
Total	55,193
Less: accumulated depreciation	(47,496)
Furniture and equipment, net	**$7,697**

Note 5. Pension Plan

The Company has a safe harbor 401(k) plan covering non-highly compensated employees. The Company makes safe harbor contributions of 3% of pay to the retirement accounts of all non-highly compensated employees, regardless of whether those employees contribute to their accounts.

Note 6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company's Net Capital was $26,346 and the required Net Capital was $14,731. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 8.3869 to 1.

Note 7. Transactions with related party

The Company has an expense sharing understanding with an affiliate whereby the affiliate provided office space in 2023. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

All transactions with the related party are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Prior to 2023 the Company paid its portion of rent for office space that was in the name of the affiliate as well as a $5,400 security deposit. The office lease expired in November, 2021 and the affiliate is still negotiating with the landlord to return the security deposit.

Note 8. Company Conditions

The Company has a loss of $224,221 for the year ending December 31, 2023 and has received capital contributions from its stockholder for working capital. The Company stockholder has represented the intention to continue making capital contributions, as needed, to ensure the Company's continuing operation. The stockholder has the financial wherewithal to continue contributing, as required. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going-concern.

Note 9. Subsequent events

The Company has evaluated subsequent events for potential recognition or disclosure through April 12, 2024, the date the financial statements were available to be issued. There are no events that have a material effect on the financial statements.